

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2024

Wenxi He
Chief Financial Officer
Metal Sky Star Acquisition Corporation
132 West 31st Street, 9th Floor
New York, NY 10001

Re: Metal Sky Star Acquisition Corporation
Form 10-K for the Fiscal Year Ended December 31, 2022
Response dated January 12, 2024
File No. 001-41344

Dear Wenxi He:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form CORRESP filed January 12, 2024

General

1. We note your response to our prior comments. Please show us, in your response to this letter, how you will disclose the items requested by each of our prior comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction